UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March  2 , 2010

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on March 1, 2010.

Luxottica raises cash dividend for FY 2009 by 59%, to Euro 0.35 per share

Net income for FY 2009 at Euro 314.8 million

Milan, Italy, March 1, 2010 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, approved today the Statutory Financial Statements and its consolidated financial results for the year ended December 31, 2009 in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) and with International Financial Reporting Standards (IFRS).

Fiscal Year 2009(1)

(in millions of Euro)	FY09	FY08	Change

Consolidated sales	5,094.3	5,201.6	-2.1% (-4.5% at constant exchange rates(2))

Consolidated sales adj. for the 53rd week(3)	5,086.7	5,155.6	-1.3% (-3.8% at constant exchange rates(2))

EBITDA(4)	869.1	1,014.7	-14.3%
Adjusted(3),(4)	873.9	982.8	-11.1%

Operating income	583.2	749.8	-22.2%
Adjusted(3),(4)	588.0	710.6	-17.3%

Net income	314.8	379.7	-17.1%
Adjusted(3),(4)	317.9	369.7	-14.0%

Fourth quarter of 2009(1)

(in millions of Euro)	4Q09	4Q08	Change

Consolidated sales	1,157.1	1,236.5	-6.4% (-1.1% at constant exchange rates(2))

Consolidated sales adj. for the 53rd week(3)	1,149.4	1,190.5	-3.4% (+2.1% at constant exchange rates(2))

EBITDA(4)	148.2	186.1	-20.3%
Adjusted(3),(4)	153.0	175.9	-13.0%

Operating income	76.9	117.4	-34.5%
Adjusted(3),(4)	81.7	107.3	-23.9%

Net income	35.6	38.8	-8.4%
Adjusted(3),(4)	38.7	47.9	-19.2%

Performance of the Group in 2009

Fiscal year 2009 was a pivotal year that saw Luxottica grow stronger, thanks to the proven effectiveness of its integrated business model, and report positive financial and operating results that improved steadily throughout the year.

More specifically, the initiatives launched to stimulate sales, the strength of two powerful brands such as Ray-Ban and Oakley, and the Group’s diversified geographic footprint and strong balance sheet enabled Luxottica to increase its penetration in all major markets in 2009, despite a contraction in its target markets.

“The results achieved in 2009 confirmed once again the effectiveness of our integrated business model, which enabled Luxottica to continue reporting record-level sales, while at the same time generating free cash flow(4) of nearly Euro 700 million and net income of about Euro 315 million,” said Andrea Guerra, Chief Executive Officer of Luxottica Group.

“The first two months of 2010, while representing a limited time horizon, were extremely positive. At this point, the U.S. market is showing solid signs of a turnaround, while emerging markets have been on a path to new and stable growth for some time. In Europe, the pace of the recovery varies from one market to the next, with the countries of Continental and Northern Europe performing better than those in the Mediterranean Basin. Overall, 2010 is going to be a year during which the ability to seize opportunities quickly and flexibly will be particularly important.”

Action Plans for 2010

The results achieved in 2009 and the strength of Luxottica’s business model put the Group in an ideal position to have a “normal” year in 2010, which, for Luxottica, would result in mid-single-digit revenue growth, a more than proportionate increase in margins and a further reduction in the ratio of net debt to EBITDA.

The four cornerstones upon which the Group will build in 2010 to achieve these goals are: Oakley’s growth potential, further expansion in emerging markets, growth in the U.S. market and flexibility, with steady focus on the strength of the balance sheet and cash flow generation.

Oakley’s growth potential

In the past few years, as the world experienced a period of structural realignment, Oakley showed that it truly is an extraordinary brand, achieving double-digit growth in 2008 and, more remarkably, in 2009. Oakley’s opportunities are still significant: in 2010, following a period of intense activity devoted to improving distribution in Europe and emerging markets, the Group will substantially increase its investments in support of this brand.

Another extremely important factor will be the ability to leverage Oakley’s unique and distinctive position in the “optical prescription” business, with additional investments in marketing programs, design and technology.

Oakley is a brand that is expected to provide a fundamental contribution to Luxottica’s sustainable growth over the long term.

Further expansion in emerging markets

In 2010, Luxottica expects to continue on the growth track that it has been experiencing in emerging markets. Currently, these markets account for about 15% of sales of the Wholesale

Division and about 7% of the Group’s consolidated sales, practically double that of only five years ago. The Group intends to achieve significant growth in Asia and Latin America, specifically focusing on Brazil, China and India. With this in mind, in 2010 it will launch specially designed Ray-Ban collections and special projects for these countries, with the objective of stimulating demand and increasing the penetration of Luxottica’s brands. Other actions planned for the current year include completing Oakley’s integration in Brazil and South Africa and launching the STARS project in Latin America, India and Eastern Europe.

In addition, the Group will continue to make small and medium-size investments in these markets, as it seeks new opportunities in these regions for the Retail Division, for Sunglass Hut in particular.

The U.S. market

The U.S. is a key market for Luxottica. The fourth quarter of 2009 and the first two months of 2010 provided encouraging evidence of a return to the growth track, both in terms of sales and margins, that, while still lacking staying power, is nevertheless an undoubtedly positive development.

Specifically, during the first two months of 2010, LensCrafters’ results reflected an accelerating growth rate, with comparable store sales(5) improving by over 7%: clearly, the work done in the U.S. during the difficult past two years in terms of organization, technology and services offered is beginning to bear fruit.

Efficiency and flexibility

The benefits expected from the investments and initiatives carried out during the past two years will be fully realized in 2010, thanks to a much more flexible and efficient cost structure and organization than in the past.

In addition, in 2010 the Group will continue to invest in its infrastructure, with the goal of creating a truly common platform, shared by the Group’s operations throughout the world, which is essential to support future growth. In 2009, SAP was launched at the Sedico, Italy-based main logistics hub, in all of Sunglass Hut globally and at the newly-created European Service Center, all of which will support the optimization of purchasing and accounting processes at the continental level, with substantial cost savings and efficiency gains. In 2010, SAP will be extended to the China-based logistics hub and to the Wholesale Division in Italy, the U.S. and the UK.

For 2009, consolidated net sales held above the five-billion-Euro mark: Euro 5,086.7 million when adjusted for the additional week of sales(3) (-1.3% at current exchange rates and -3.8% at constant exchange rates(2), when compared with sales for the previous year, which were the highest in the Group’s history). After gradually and steadily improving throughout the year, net sales for the fourth quarter reached Euro 1,149.4 million, reflecting an improvement by 2.1% at constant exchange rates(2) and when adjusted for the additional week of sales(3).

Turning to operating performance, adjusted EBITDA(3),(4) for the full year totaled Euro 873.9 million, reflecting a decline by 11.1% from Euro 982.8 million posted for 2008. Adjusted EBITDA margin(3),(4) for the year also decreased, to 17.2% compared with 19.1% for 2008. Fourth-quarter adjusted EBITDA(3),(4) amounted to Euro 153.0 million (-13.0% compared with the comparable quarter of 2008), resulting in an adjusted EBITDA margin(3),(4) contraction to 13.3%, compared with 14.8% for the fourth quarter of 2008.

As a result, adjusted operating income(3),(4) for 2009 decreased to Euro 588.0 million, compared with Euro 710.6 million for the previous year (-17.3%), with the adjusted operating margin(3),(4) declining to 11.6% from 13.8% for 2008. For the fourth quarter of 2009, adjusted operating income(3),(4) totaled Euro 81.7 million (Euro 107.3 million for the same period the previous year, resulting in a year-over-year decline of 23.9%). Adjusted operating margin(3) for the quarter was 7.1%, compared with 9.0% for the fourth quarter of 2008.

Adjusted net income(3),(4) for the full year totaled Euro 317.9 million (Euro 369.7 million for 2008, reflecting a year-over-year decline by 14.0%), at an average Euro/U.S. dollar exchange rate of 1.3947.

By carefully controlling working capital and despite dividend payments in the final quarter of the year that totaled Euro 100.8 million, the Group continued to generate a strong free cash flow(4) in the fourth quarter of 2009, reaching a record Euro 691 million for all of 2009. As a result, net debt(4) decreased further, falling to Euro 2,339 million at December 31, 2009 (compared with net debt of Euro 2,950 million at December 31, 2008), and the ratio of net debt to EBITDA(4) improved to 2.7X (compared with 2.9X at December 31, 2008).

§

The Board of Directors will submit a motion to the Annual General Meeting of Shareholders recommending the distribution of a cash dividend of Euro 0.35 per ordinary share, reflecting a year-over-year 59% increase. The total dividend amount will be approximately Euro 160 million.

“We feel that it is appropriate to share with our shareholders the gains achieved in 2009 despite the challenging environment,” added Mr. Guerra. “A payout ratio of approximately 50% is a step toward returning to ‘normalcy’ at Luxottica.”

The Board of Directors agreed to convene the Annual General Meeting of Shareholders on April 29, 2010 on first call and April 30, 2010 on second call to approve the 2009 Statutory Financial Statements. If approved, the cash dividend will be payable on May 27, 2010 (with a record date of May 24, 2010). Regarding the American Depositary Shares (ADS) listed on the New York Stock Exchange, the dividend record date will be May 24, 2010 and, according to Deutsche Bank Trust Company Americas, the depositary bank for the ADSs, the payment date for the dividend in U.S. dollars will be June 3, 2010. The dividend amount in U.S. dollars will be determined based on the Euro/U.S. dollar exchange rate as of May 27, 2010.

§

With regard to the share buyback program approved by the Ordinary Meeting of Shareholders on October 29, 2009 and launched on November 16, 2009, Luxottica Group S.p.A. discloses that, during the month of February, it did not purchase any treasury shares and that its Arnette Optic Illusions, Inc. subsidiary did not sell any Luxottica Group S.p.A. shares through market transactions.

§

Results for fiscal year 2009 will be reviewed tomorrow, March 2, 2010, starting at 9:30 AM GMT, during a presentation to the financial community in London. The presentation will be available to all via live webcast at www.luxottica.com.

The officer responsible for preparing the company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Media and investor relations contacts

Ivan Dompé

Group Corporate Communications Director

Tel.: +39 (02) 8633 4726

Email: ivan.dompe@luxottica.com

Luca Biondolillo

SVP of International Corporate Communications

Tel.: +1 (516) 918 3100

Email: LBiondolillo@us.luxottica.com

Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 Email: InvestorRelations@Luxottica.com

www.luxottica.com

Notes to the press release

(1) All comparisons, including percentage changes, are between the three or twelve-month periods ended December 31, 2009 and 2008, as indicated, in accordance with U.S. GAAP.

(2) Operating measures that assume constant exchange rates between the fourth quarter of 2009 and the fourth quarter of 2008 and between fiscal year 2009 and fiscal year 2008 are calculated using the average exchange rates for the respective three and twelve-month periods ended December 31, 2008, which were €1=US$1.3180 and €1=US$1.4707, respectively.

(3) In 2008, the fiscal year for the Retail Division in North America included 53 weeks; in 2009, the fiscal year for the Retail Division in Asia Pacific, Greater China and South Africa included 53 weeks.

In order to allow a comparison between homogeneous data, the adjusted data takes into account the fact that, in the fourth quarter of 2009, the Retail Division in North America incurred non-recurring charges of €7 million, that, in 2008, the Group recognized a non-recurring loss of €22.8 million (€15.3 million, net of tax effect) related to the sale in 2008 of a note we received as part of the sale of the Things Remembered retail chain in September 2006 and that, in the third quarter of 2008, the Group recognized a non-recurring gain of €29.0 million (€19.1 million, net of tax effect) related to income from insurance proceeds, reduction of non-cash stock compensation expenses and trademark amortization reversal.

(4) Adjusted operating income, adjusted operating margin, adjusted net income, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, free cash flow, net debt and the ratio of net debt to EBITDA are all non-U.S. GAAP measures. For additional disclosure regarding such measures, please refer to the attached tables.

(5) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

About Luxottica Group S.p.A.

Luxottica Group is a leader in premium fashion, luxury and sports eyewear, with over 6,200 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well-balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants, two wholly-owned plants in China and a sports sunglass production facility in the U.S. In 2009, Luxottica Group posted consolidated net sales of Euro 5.1 billion. Additional information about the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the poor current global economic conditions on our business, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- TABLES TO FOLLOW -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTHS PERIOD ENDED

DECEMBER 31, 2009 AND DECEMBER 31, 2008

KEY FIGURES IN THOUSANDS OF EURO (3)

	2009	2008	% Change

NET SALES	1,157,085	1,236,476	-6.4%

NET INCOME	35,581	38,826	-8.4%

BASIC EARNINGS PER SHARE (ADS) (2):	0.08	0.08	-8.5%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2009	2008	% Change

NET SALES	1,710,056	1,629,675	4.9%

NET INCOME	52,585	51,173	2.8%

BASIC EARNINGS PER SHARE (ADS) (2):	0.11	0.11	2.6%

Notes :	2009	2008
(1) Average exchange rate (in U.S. Dollars per Euro)	1.4779	1.3180
(2) Weighted average number of outstanding shares	457,752,091	456,816,446
(3) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED

DECEMBER 31, 2009 AND DECEMBER 31, 2008

KEY FIGURES IN THOUSANDS OF EURO (3)

	2009	2008	% Change

NET SALES	5,094,318	5,201,611	-2.1%

NET INCOME	314,762	379,722	-17.1%

BASIC EARNINGS PER SHARE (ADS) (2):	0.69	0.83	-17.2%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2009	2008	% Change

NET SALES	7,105,045	7,650,009	-7.1%

NET INCOME	438,999	558,457	-21.4%

BASIC EARNINGS PER SHARE (ADS) (2):	0.96	1.22	-21.5%

Notes :	2009	2008
(1) Average exchange rate (in U.S. Dollars per Euro)	1.3947	1.4707
(2) Weighted average number of outstanding shares	457,270,491	456,563,502
(3) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2009 AND DECEMBER 31, 2008

In thousands of Euro (1)	4Q 09	% of sales	4Q 08 (2)	% of sales	% Change

NET SALES	1,157,085	100.0%	1,236,476	100.0%	-6.4%
COST OF SALES	(412,885)		(437,924)
GROSS PROFIT	744,201	64.3%	798,552	64.6%	-6.8%
OPERATING EXPENSES:
SELLING EXPENSES	(412,938)		(439,900)
ROYALTIES	(26,114)		(24,346)
ADVERTISING EXPENSES	(66,342)		(69,220)
GENERAL AND ADMINISTRATIVE EXPENSES	(142,531)		(128,604)
TRADEMARK AMORTIZATION	(19,391)		(19,034)
TOTAL	(667,316)		(681,104)
OPERATING INCOME	76,885	6.6%	117,448	9.5%	-34.5%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(22,305)		(35,252)
INTEREST INCOME	2,565		3,384
OTHER - NET	(2,345)		(33,780)
OTHER INCOME (EXPENSES)-NET	(22,085)		(65,648)
INCOME BEFORE PROVISION FOR INCOME TAXES	54,800	4.7%	51,800	4.2%	5.8%
PROVISION FOR INCOME TAXES	(18,091)		(10,368)
NET INCOME	36,709		41,432
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(1,128)		(2,607)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	35,581	3.1%	38,825	3.1%	-8.4%
BASIC EARNINGS PER SHARE (ADS):	0.08		0.08
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.08		0.08

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,752,091		456,816,446
FULLY DILUTED AVERAGE NUMBER OF SHARES	458,810,708		458,224,364

Notes :
(1) Except earnings per share (ADS), which are expressed in Euro
(2) Certain figures from 2008 have been reclassified to conform to the 2009 presentation

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED

DECEMBER 31, 2009 AND DECEMBER 31, 2008

In thousands of Euro (1)	2009	% of sales	2008 (2)	% of sales	% Change

NET SALES	5,094,318	100.0%	5,201,611	100.0%	-2.1%
COST OF SALES	(1,768,436)		(1,751,251)
GROSS PROFIT	3,325,882	65.3%	3,450,360	66.3%	-3.6%
OPERATING EXPENSES:
SELLING EXPENSES	(1,693,593)		(1,669,533)
ROYALTIES	(100,623)		(115,639)
ADVERTISING EXPENSES	(312,144)		(339,258)
GENERAL AND ADMINISTRATIVE EXPENSES	(555,664)		(504,426)
TRADEMARK AMORTIZATION	(80,657)		(71,742)
TOTAL	(2,742,680)		(2,700,597)
OPERATING INCOME	583,202	11.4%	749,763	14.4%	-22.2%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(91,571)		(135,267)
INTEREST INCOME	6,887		13,265
OTHER - NET	(4,235)		(37,890)
OTHER INCOME (EXPENSES)-NET	(88,919)		(159,892)
INCOME BEFORE PROVISION FOR INCOME TAXES	494,283	9.7%	589,870	11.3%	-16.2%
PROVISION FOR INCOME TAXES	(167,417)		(194,657)
NET INCOME	326,866		395,213
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(12,105)		(15,492)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	314,762	6.2%	379,722	7.3%	-17.1%
BASIC EARNINGS PER SHARE (ADS):	0.69		0.83
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.69		0.83
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,270,491		456,563,502
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,942,618		457,717,044

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Certain figures from 2008 have been reclassified to conform to the 2009 presentation

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2009 AND DECEMBER 31, 2008

In thousands of Euro	December 31, 2009	December 31, 2008 (1)

CURRENT ASSETS:
CASH AND CASH EQUIVALENT	380,081	288,450
MARKETABLE SECURITIES		23,550
ACCOUNTS RECEIVABLE - NET	618,884	630,018
SALES AND INCOME TAXES RECEIVABLE	59,516	151,609
INVENTORIES - NET	526,548	570,987
PREPAID EXPENSES AND OTHER	137,603	144,054
DEFERRED TAX ASSETS - CURRENT	101,859	131,907
TOTAL CURRENT ASSETS	1,824,493	1,940,575

PROPERTY, PLANT AND EQUIPMENT - NET	1,148,916	1,159,231

OTHER ASSETS
INTANGIBLE ASSETS - NET	3,856,977	3,928,804
INVESTMENTS	45,677	5,503
OTHER ASSETS	152,540	175,234
SALES AND INCOME TAXES RECEIVABLE	965	965
DEFERRED TAX ASSETS - NON-CURRENT	107,051	83,447
TOTAL OTHER ASSETS	4,163,210	4,193,952

TOTAL	7,136,619	7,293,758

CURRENT LIABILITIES:
BANK OVERDRAFTS	148,951	432,465
CURRENT PORTION OF LONG-TERM DEBT	166,279	286,213
ACCOUNTS PAYABLE	434,604	398,080
ACCRUED EXPENSES AND OTHER	483,794	396,182
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	27,334	31,363
INCOME TAXES PAYABLE	11,204	18,353
TOTAL CURRENT LIABILITIES	1,272,167	1,562,655

LONG-TERM LIABILITIES:
LONG-TERM DEBT	2,404,189	2,519,289
LIABILITY FOR TERMINATION INDEMNITIES	54,608	55,522
DEFERRED TAX LIABILITIES - NON-CURRENT	235,523	233,551
OTHER LONG-TERM LIABILITIES	309,898	368,821
TOTAL LIABILITIES	4,276,386	4,739,838

COMMITMENTS AND CONTINGENCIES:

EQUITY:
464,386,383 ORDINARY SHARES AUTHORIZED AND ISSUED - 458,038,451 SHARES OUTSTANDING	27,863	27,802
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	314,762	379,722
RETAINED EARNINGS	2,460,718	2,099,068
TOTAL LUXOTTICA GROUP SHAREHOLDERS’ EQUITY	2,803,343	2,506,593

NONCONTROLLING INTEREST	56,890	47,328

TOTAL EQUITY	2,860,233	2,553,921

TOTAL	7,136,619	7,293,758

Notes:

(1) Certain figures from 2008 have been reclassified to conform to the 2009 presentation

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED

DECEMBER 31, 2009 AND DECEMBER 31, 2008

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2009

Net Sales	1,955,340	3,138,978		5,094,318
Operating Income	355,507	367,457	(139,763)	583,202
% of sales	18.2%	11.7%		11.4%
Capital Expenditures	81,175	119,234		200,409
Depreciation & Amortization	76,005	129,261	80,657	285,923
Assets	1,849,677	1,169,840	4,117,101	7,136,619

2008 Adjusted (1)

Net Sales	2,092,465	3,109,146		5,201,611
Operating Income	439,957	430,565	(120,759)	749,763
% of sales	21.0%	13.8%		14.4%
Capital Expenditures	125,489	170,947		296,436
Depreciation & Amortization	85,987	123,129	55,822	264,938
Assets (2)	1,959,812	1,156,820	4,177,126	7,293,758

2008 Reported

Net Sales	2,472,330	3,109,146	(379,865)	5,201,611
Operating income	545,507	291,469	(87,213)	749,763
% of sales	22.1%	9.4%		14.4%
Capital Expenditure	125,489	170,947		296,436
Depreciation & Amortization	85,987	123,129	55,822	264,938
Assets (2)	2,750,630	1,498,192	3,044,937	7,293,758

Notes :

(1) In 2009 the Company adopted a new method to report Segmental information. This method is in compliance with ASC no 280 requirements. For the purpose of providing comparability with financial information from previous periods, the Company has presented 2008 segment data in accordance with the revised methodology.

(2) Certain figures from 2008 have been reclassified to conform to the 2009 presentation

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE YEAR ENDED DECEMBER 31, 2009

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2009

In thousands of Euro	US GAAP								IAS / IFRS
	2009	IFRS 2	IAS 2	IFRS 3	IAS 19	IAS 39		Total	2009
		Stock option	Inventories	Business combination	Employee benefit	Derivatives / Amortized cost	Other	adj. IAS-IFRS

NET SALES	5,094,318								5,094,318
COST OF SALES	(1,768,436)		5,846					5,846	(1,762,590)
GROSS PROFIT	3,325,882		5,846					5,846	3,331,728
OPERATING EXPENSES:
SELLING EXPENSES	(1,693,593)		(4,019)				(2,793)	(6,812)	(1,700,405)
ROYALTIES	(100,623)								(100,623)
ADVERTISING EXPENSES	(312,144)						206	206	(311,938)
GENERAL AND ADMINISTRATIVE EXPENSES	(555,664)	(8,645)		(77)	(2,633)			(11,355)	(567,019)
TRADEMARK AMORTIZATION	(80,657)								(80,657)
TOTAL	(2,742,680)	(8,645)	(4,019)	(77)	(2,633)		(2,587)	(17,961)	(2,760,641)
OPERATING INCOME	583,202	(8,645)	1,827	(77)	(2,633)		(2,587)	(12,115)	571,087
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(91,571)			(2,673)		(13,120)	(1,768)	(17,561)	(109,132)
INTEREST INCOME	6,887								6,887
OTHER - NET	(4,235)					180		180	(4,056)
OTHER INCOME (EXPENSES)-NET	(88,919)			(2,673)		(12,940)	(1,768)	(17,382)	(106,301)
INCOME BEFORE PROVISION FOR INCOME TAXES	494,283	(8,645)	1,827	(2,751)	(2,633)	(12,940)	(4,355)	(29,497)	464,786
PROVISION FOR INCOME TAXES	(167,417)	1,713	(696)	244	932	4,672	664	7,528	(159,888)
NET INCOME	326,866	(6,933)	1,131	(2,507)	(1,701)	(8,268)	(3,691)	(21,969)	304,897
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(12,105)			6,330				6,330	(5,774)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	314,762	(6,933)	1,131	3,824	(1,701)	(8,268)	(3,691)	(15,638)	299,123
BASIC EARNINGS PER SHARE (ADS) (1)	0.69								0.65
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.69								0.65

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	457,270,491								457,270,491
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,942,618								457,937,802

Notes :

(1)  Except earnings per share (ADS), which are expressed in Euro

Non-U.S. GAAP Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin and net income. For comparative purposes, management has adjusted each of the foregoing measures by excluding, as applicable, the following:

(a) the impact of the 53rd week of operations in the Retail Division in North America in fiscal year 2008 and in the Retail Division in Asia Pacific, Greater China and South Africa in fiscal year 2009;

(b) non-recurring charges of €7 million incurred by the Retail Division in North America in the fourth quarter of 2009;

(c) a non-recurring loss of €22.8 million (€15.3 million, net of tax) related to the sale in 2008 of a note we received as part of the sale of the Things Remembered retail chain in September 2006; and

(d) a non-recurring gain of €29.0 million incurred in the third quarter of 2008 related to income from insurance proceeds, reduction of non-cash stock compensation expenses and trademark amortization reversal.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.  Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable U.S. GAAP financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-U.S. GAAP measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable U.S. GAAP financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-U.S. GAAP Measure: Reconciliation between reported and adjusted P&L items

	FY09				FY08
Millions of Euro	Net sales	EBITDA	Operating Income	Net Income	Net sales	EBITDA	Operating Income	Net Income

Reported	5,094.3	869.1	583.2	314.8	5,201.6	1,014.7	749.8	379.7

> Adjustment for the 53rd week	(7.6)	(2.6)	(2.6)	(1.7)	(46.0)	(10.1)	(10.1)	(6.2)

> Non-recurring costs		7.4	7.4	4.9

> Non-recurring gains						(21.8)	(29.0)	(19.1)

> One - time capital loss in 2008								15.3

Adjusted	5,086.7	873.9	588.0	317.9	5,155.6	982.8	710.6	369.7

Adjusted net sales			5,086.7				5,155.6
(/)

Adjusted operating margin			11.6%				13.8%
(=)

Non-U.S. GAAP Measure: Reconciliation between reported and adjusted P&L items

	4Q09				4Q08
Millions of Euro	Net sales	EBITDA	Operating Income	Net Income	Net sales	EBITDA	Operating Income	Net Income

Reported	1,157.1	148.2	76.9	35.6	1,236.5	186.1	117.4	38.8

> Adjustment for the 53rd week	(7.6)	(2.6)	(2.6)	(1.7)	(46.0)	(10.1)	(10.1)	(6.2)

> Non-recurring costs		7.4	7.4	4.9

> One - time capital loss in 2008								15.3

Adjusted	1,149.4	153.0	81.7	38.7	1,190.5	175.9	107.3	47.9

Adjusted net sales (/)			1,149.4				1,190.5

Adjusted operating margin (=)			7.1%				9.0%

Non-U.S. GAAP Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interests, taxes, other income/expense, interest expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP. Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of EBITDA to net income, which is the most directly comparable U.S. GAAP financial measure, as well as the calculation of EBITDA margin on net sales.

Non-U.S. GAAP Measure: EBITDA

Millions of Euro	4Q09	4Q08	FY09	FY08

Net income/(loss)
(+)	35.6	38.8	314.8	379.7

Net income attributable to non-controlling interests
(+)	1.1	2.6	12.1	15.5

Provision for income taxes
(+)	18.1	10.4	167.4	194.7

Other (income)/expense
(+)	2.3	33.8	4.2	37.9

Interest expense
(+)	19.7	31.9	84.7	122.0

Depreciation & amortization
(+)	71.3	68.6	285.9	264.9

EBITDA
(=)	148.2	186.1	869.1	1,014.7

Non-U.S. GAAP Measure: Adjusted EBITDA

Millions of Euro	4Q09	4Q08	FY09	FY08

Adjusted net income/(loss)
(+)	38.7	47.9	317.9	369.7

Net income attributable to non-controlling interests
(+)	1.1	2.6	12.1	15.5

Adjusted provision for income taxes
(+)	19.7	13.9	169.1	188.4

Adjusted other (income)/expense
(+)	2.3	11.0	4.2	15.1

Interest expense
(+)	19.7	31.9	84.7	122.0

Adjusted Depreciation & amortization
(+)	71.3	68.6	285.9	272.1

Adjusted EBITDA
(=)	153.0	175.9	873.9	982.8

Non-U.S. GAAP Measure: EBITDA and EBITDA margin

Millions of Euro	4Q09	4Q08	FY09	FY08

Net income/(loss)
(+)	35.6	38.8	314.8	379.7

Net income attributable to non-controlling interests
(+)	1.1	2.6	12.1	15.5

Provision for income taxes
(+)	18.1	10.4	167.4	194.7

Other (income)/expense
(+)	2.3	33.8	4.2	37.9

Interest expense
(+)	19.7	31.9	84.7	122.0

Depreciation & amortization
(+)	71.3	68.6	285.9	264.9

EBITDA
(=)	148.2	186.1	869.1	1,014.7

Net sales
(/)	1,157.1	1,236.5	5,094.3	5,201.6

EBITDA margin
(=)	12.8%	15.0%	17.1%	19.5%

Non-U.S. GAAP Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	4Q09	4Q08	FY09	FY08

Adjusted net income/(loss)
(+)	38.7	47.9	317.9	369.7

Net income attributable to non-controlling interests
(+)	1.1	2.6	12.1	15.5

Adjusted provision for income taxes
(+)	19.7	13.9	169.1	188.4

Adjusted other (income)/expense
(+)	2.3	11.0	4.2	15.1

Interest expense
(+)	19.7	31.9	84.7	122.0

Adjusted Depreciation & amortization
(+)	71.3	68.6	285.9	272.1

Adjusted EBITDA
(=)	153.0	175.9	873.9	982.8

Adjusted net sales
(/)	1,149.4	1,190.5	5,086.7	5,155.6

Adjusted EBITDA margin
(=)	13.3%	14.8%	17.2%	19.1%

Non-U.S. GAAP Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interests, taxes, other income/expense, interest expense, depreciation and amortization.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.

The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•      The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of net debt to long-term debt, which is the most directly comparable U.S. GAAP financial measure, as well as the calculation of the ratio of net debt to EBITDA.

For a reconciliation of EBITDA to net income, which is the most directly comparable U.S. GAAP financial measure, see the tables on the preceding pages.

Non-U.S. GAAP Measure: Net debt and Net debt / EBITDA

Millions of Euro	Dec 31, 2009	Dec 31, 2008

Long-term debt	2,404.2	2,519.3
(+)

Current portion of long-term debt	166.3	286.2
(+)

Bank overdrafts (+)	149.0	432.5

Cash (-)	(380.1)	(288.5)

Net debt (=)	2,339.3	2,949.5

EBITDA	869.1	1,014.7

Net debt/EBITDA	2.7x	2.9x

Net debt @ avg. exchange rates (1)	2,383.9	2,821.2

Net debt @ avg. exchange rates (1) / EBITDA	2.7x	2.8x

(1)         Calculated using the respective 12-month average exchange rate as of December 31, 2008 and the 12-month average exchange rate as of December 31, 2009, which were €1 =U.S.$ 1.3947 and €1 = U.S.$ 1.4707 respectively

Non-US GAAP Measures: Free Cash Flow

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, interest expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry. In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which it uses to cover mandatory debt service requirements and to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP). We include it in this presentation in order to:

•                  Improve transparency for investors;

•                  Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•                  Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•                  Properly define the metrics used and confirm their calculation; and

•                  Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies.

The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•                  The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•                  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes;

•                  Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital; and

•                  Free cash flow includes amounts that are used to cover mandatory debt service and other non-discretionary requirements and therefore does not represent the residual cash flow available solely for discretionary expenditures.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable U.S. GAAP financial measure.

Non-U.S. GAAP Measure: Free cash flow

Millions of Euro	FY09
EBITDA (1)	869.1
Δ working capital	181.5
Capex	(200.4)

Operating cash flow	850.2
Financial charges (2)	(84.7)
Taxes	(70.8)
Extraordinary charges (3)	(3.3)

Free cash flow	691.4

(1) EBITDA is not a U.S. GAAP measure; please see table on the earlier page for a reconciliation of EBITDA to net income

(2) Equals interest income minus interest expense

(3) Equals extraordinary income minus extraordinary expense

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: March 2, 2010	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER